Bionomics Limited

8 June 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06014675

SEC MAIL RECEIVED PROCESSING SECTION
JUN 2 2 2006
WASH. D.C. 199

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUN 2 7 2006
THOMSON FINANCIAL

per: Stephen Birrell
CFO & Company Secretary

dlw 6/27

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
8 June 2006

BIONOMICS LICENSEE LABCORP® LAUNCHES GENETIC TEST FOR EPILEPSY

Bionomics Limited (ASX:BNO) today announced that Laboratory Corporation of America® Holdings (LabCorp®) has launched the first of two genetic tests for epilepsy licensed from Bionomics. The new test permits assessment for Severe Myoclonic Epilepsy of Infancy (SMEI; also known as Dravet's syndrome) a serious form of epilepsy that strikes children at an early age.

SMEI is a "catastrophic" epilepsy with a high mortality rate and association with mental retardation. Accurate diagnosis is important as some standard drugs for epilepsy may actually aggravate seizures in SMEI patients.

Through its license agreement with LabCorp, Bionomics will receive a royalty on sales of each test. Distribution of the test by LabCorp through its extensive national network is expected to significantly increase access of US physicians to the test.

LabCorp had annual sales in excess of US$3.3 billion in 2005 and is the second largest provider of diagnostic services in the US. Through its national network of 36 clinical laboratories and approximately 1,300 patient service centers, LabCorp provides clinical testing services to more than 220,000 physicians, government agencies, managed care organizations, hospitals, clinical labs and pharmaceutical companies.

LabCorp has also licensed from Bionomics a second test for an epilepsy syndrome known as Benign Familial Seizures (BFS), which it expects to make commercially available soon.

"We congratulate our licensee LabCorp on the launch of this important genetic test," said Bionomics' Managing Director and CEO, Dr. Deborah Rathjen. "We are very pleased that the SMEI test is now available through their very wide network. LabCorp's capabilities in genetic testing and counseling will be an important resource for physicians and parents alike as they face a possible diagnosis of a child with epilepsy."

Details of the diagnostic test can be obtained from the LabCorp list of product profiles under "SMEI". The URL is the following: http://www.labcorp.com/dos/index.html.
A copy of the SMEI test brochure is attached to this announcement.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR

BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Definitions[2]

absence epilepsy epilepsy in which the person has repeated absence seizures.

absence seizures the type of seizure seen in absence epilepsy, in which the person experiences a momentary loss of consciousness. The person may stare into space for several seconds and may have some twitching or jerking of muscles.

atonic seizures seizures that cause a sudden loss of muscle tone, also called drop attacks.

benign infantile encephalopathy a type of epilepsy syndrome that occurs in infants. It is considered benign because it does not seem to impair cognitive function or development.

benign neonatal convulsions a type of epilepsy syndrome in newborns that does not seem to impair cognitive function or development.

clonic seizures seizures that cause repeated jerking movements of muscles on both sides of the body.

complex focal seizures seizures in which only one part of the brain is affected, but the person has a change in or loss of consciousness.

convulsions sudden contractions of the muscles that may be caused by seizures.

early myoclonic encephalopathy a type of epilepsy syndrome that usually includes neurological and developmental problems.

epilepsy syndromes disorders with a specific set of symptoms that include epilepsy.

febrile seizures seizures in infants and children that are associated with a high fever.

focal seizures seizures that occur in just one part of the brain.

frontal lobe epilepsy a type of epilepsy that originates in the frontal lobe of the brain. It usually involves a cluster of short seizures with a sudden onset and termination.

generalized seizures seizures that result from abnormal neuronal activity in many parts of the brain. These seizures may cause loss of consciousness, falls, or massive muscle spasms.

grand mal seizures an older term for tonic-clonic seizures.

intractable about 20% of people with epilepsy continue to experience seizures even with the best available treatment.

ion channels molecular "gates" that control the flow of ions in and out of cells and regulate neuron signaling.

juvenile myoclonic epilepsy a type of epilepsy characterized by sudden myoclonic jerks that usually begins in childhood or adolescence.

mutation an abnormality in a gene.

myoclonic seizures seizures that cause sudden jerks or twitches, especially in the upper body, arms, or legs.

neocortical epilepsy epilepsy that originates in the brain's cortex, or outer layer. Seizures can be either focal or generalized and may cause strange sensations, hallucinations, or emotional changes.

neurotransmitters nerve signaling chemicals.

partial seizures another term used to describe focal seizures or those that occur in just one part of the brain.

petit mal seizures an older term for absence seizures.

progressive epilepsy epilepsy in which seizures and/or the person's cognitive abilities worsen with time.

seizure focus an area of the brain where seizures originate.

simple focal seizures seizures that affect only one part of the brain. People who experience simple focal seizures remain conscious but may experience unusual feelings or sensations.

temporal lobe epilepsy the most common epilepsy syndrome with focal seizures.

tonic seizures seizures that cause stiffening of muscles of the body, generally those in the back, legs, and arms.

tonic-clonic seizures seizures that cause a mixture of symptoms, including loss of consciousness, stiffening of the body, and repeated jerks of the arms and legs. In the past these seizures were sometimes referred to as grand mal seizures.

References

1. Claes L, Ceulemans B, Audenaert D, et al. De novo *SCN1A* mutations are a major cause of severe myoclonic epilepsy of infancy. *Hum Mut.* 2003 Jun; 21:615-621.
2. National Institute of Neurological Disorders and Seizures. *Seizures and Epilepsy: Hope Through Research.* National Institutes of Health publication No. 04-156. Originally published May 2004. Updated on March 2, 2006 as available at http://www.ninds.nih.gov/disorders/epilepsy/detail_epilepsy.htm.
3. Mulley JC, Scheffer IE, Petrou S, et al. *SCN1A* mutations and epilepsy. *Hum Mut.* 2005 Jun; 25(6):535-542.
4. American College of Medical Genetics. *Standards and Guidelines for Clinical Genetics Laboratories* www.acmg.net. Cited 4/17/2006.

LabCorp
Laboratory Corporation of America

www.LabCorp.com

Genetic Testing and Epilepsy

LabCorp
Laboratory Corporation of America

What is Epilepsy?

Epilepsy is a common problem that can affect more than 3% of all people at some point during their life.[1] In the United States, more than two million people—approximately 1 in 100—have experienced a seizure or have been diagnosed with epilepsy.[2] Epilepsy is a brain disorder in which the neurons (brain cells) fail to signal properly. The neurons generate signals that act on other neurons, muscles, and glands that control emotions, sensations, and behavior.[2] When the neuron signals are disturbed, seizures can occur. Seizures can include strange feelings, emotions, and behavior as well as muscle spasms and loss of consciousness.[2] The different kinds of seizures as well as other common terms used with epilepsy are listed on the back of this brochure.

What Causes Epilepsy?

Epilepsy has many causes. Anything that can alter neuron signaling can cause epilepsy. Illness, injury, or atypical brain development can cause epilepsy.[2] Epilepsy can also run in families, and genetics is thought to play a role in approximately 40% of epilepsy.[1] One gene in particular, called *SCN1A*, has been associated with several forms of epilepsy. These are reviewed in Table 1.

SCN1A is a gene that controls a sodium channel in cells.[3] An ion channel is a "gate" that controls the flow of ions, like sodium, in and out of a cell.[2] This ion flow is what allows neurons (brain cells) to send signals to each other.[2] If the channel is not working properly, epilepsy can result. More than 100 mutations (gene changes) have been reported in the *SCN1A* gene.[3] Multiple studies have found that 5% to 10% of GEFS families have a *SCN1A* mutation.[3] Studies on SMEI families vary, and the percentage of SMEI patients with an SMEI mutation ranges between 33% and 100%.[3] In one study 50% of SMEB patients were reported to have *SCN1A* mutations.[3]

Is Genetic Testing Available for *SCN1A*?

Genetic testing is available for the *SCN1A* gene. Testing is performed by sequencing the gene;[3] which determines the exact order of the DNA building blocks, called bases. Any change in the number or order of the bases is an indicator that a mutation, or gene change, may be present. Sequencing can find most mutations in a gene; however, sequencing cannot identify mutations that are outside the *SCN1A* gene and cannot find large deletions (many missing bases).[4]

Table 1. – Clinical Features of Epilepsy

Form of Epilepsy	Clinical Features
GEFS (generalized epilepsy with febrile seizures)	A familial epilepsy syndrome with a range of features from mild generalized epilepsies to more severe epileptic encephalopathies.[3]
SMEI (severe myoclonic epilepsy of infancy)	Also called Dravet syndrome, this disorder is characterized by onset of febrile or generalized tonic-clonic seizures in the first year. Between ages one and four the condition evolves with myoclonic, absent, partial, and atonic seizures and delayed development.[3]
SMEB (borderline severe myoclonic epilepsy of infancy)	Children with some (but not all) of the features of SMEI are sometimes referred to as SMEB.[3]
ICEGTC (intractable childhood epilepsy with generalized tonic-clonic seizures)	Children with features of SMEI who do not evolve to have seizures other than generalized tonic-clonic. Often considered part of SMEB.[3]

What Does it Mean if the Result is Negative?

A negative result means that no gene changes in the *SCN1A* gene were found. This test can pick up most, but not all, of the gene changes in *SCN1A*. For this reason, a negative result can reduce the chance that a person's epilepsy is one of the forms associated with *SCN1A* but cannot completely rule it out. Additionally, other genes or factors can cause SMEI and GEFS.[3] Test results must be combined with clinical findings and reviewed by a physician for the best interpretation.

What Does it Mean if the Result is Positive?

A positive test result means that a gene change, or mutation, was found in the *SCN1A* gene. When the *SCN1A* test is positive in a child with epilepsy, a *SCN1A* test may be recommended for the child's parents. Most children with SMEI do not have an inherited *SCN1A* mutation, meaning that the mutation is not inherited but happened for the first time in the child; this is called de novo. De novo mutations are found in most children with SMEI,[3] but knowing the parents' status with certainty may assist the health care provider in making a final diagnosis and in determining risks to other family members. Genetic counseling may be recommended. A positive test result alone does not make a diagnosis. Test results must be combined with clinical findings and reviewed by a physician for the best interpretation.

Where Can I Get More Information?

Information about epilepsy can be found at:

- Epilepsy Foundation www.epilepsyfoundation.org
- The National Institute of Neurological Disorders and Stroke http://www.ninds.nih.gov/disorders/epilepsy/detail_epilepsy.htm

Information about genetic testing and genetic counseling can be found at:

- The National Society of Genetic Counselors www.nsgc.org
- The American College of Medical Genetics www.acmg.net

Bionomics Limited

16 June 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Stephen Birrell
CFO & Company Secretary

ASX ANNOUNCEMENT
16 June 2006

DIRECTOR RESIGNATION

Bionomics Limited (ASX: BNO) announces the resignation of non-executive director Dr. George Morstyn effective 16th June, 2006.

The Board would like to extend its sincere thanks to Dr. Morstyn who has been a director since 2001.

During the time of Dr. Morstyn's tenure, Bionomics undertook the acquisition of Iliad Chemicals Pty. Limited marking its transformation to an integrated drug discovery and development company, commenced European operations through the acquisition of Neurofit SAS and achieved a significant milestone in the nomination of its cancer drug candidate BNC105.

Please find attached Appendix 3Z, Final Director's notices.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR PETER JONSON
CHAIRMAN
BIONOMICS LIMITED
Ph: +61 403 048 105

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited	
ABN: 53 075 582 740	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr George Morstyn
Date of last notice	18 November 2005
Date that director ceased to be director	16 June 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,114,133 Listed Ordinary Shares 30,477 Listed BNOOA Options 247,000 Listed BNOOB Options 700,000 Unlisted Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.